As filed with the Securities and Exchange Commission on October 23, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

JASPER THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

JASPER THERAPEUTICS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Common Stock at an exercise price of $2.92 per share
(Title of Class of Securities)

Jeet Mahal
Chief Executive Officer
Jasper Therapeutics, Inc.
2200 Bridge Pkwy

Suite #102
Redwood City, CA 94065
(650) 549-1400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Fahd M.T. Riaz, Esq.
DLA Piper LLP (US)

One Liberty Place
1650 Market Street

Suite 5000

Philadelphia, PA 19103
Tel: (215) 656-3300

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO originally filed by Jasper Therapeutics, Inc. a Delaware corporation (the “Company”), on October 7, 2026 (the “Schedule TO”), relating to the tender offer by the Company to purchase for cash up to 12,345,707 of its outstanding Warrants (as defined in the Offer to Purchase) at a price of $0.324 per Warrant, without interest (the “Offer Purchase Price”). The Company’s offer is made upon the terms and conditions in the Amended and Restated Offer to Purchase, dated as of October 23, 2026 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(A) to this Schedule TO, and the related Letter of Transmittal and Consent (the “Letter of Transmittal” together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment No. 1 is being filed, among other things, to amend and supplement Item 2 to the Schedule TO and to amend and restate the Offer to Purchase to remove references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in connection with forward-looking statements disclosure.

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO and the Offer to Purchase.

Item 2. Subject Company Information.

Item 2 of the Schedule TO is hereby amended and supplemented by adding the following section (c) immediately following section (b) of Item 2 of the Schedule TO:

(c) Trading Market and Price. There is no trading market for the Warrants.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Purchase, dated October 23, 2026.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(2) – (4)	Not Applicable

(a)(5)(i)*	Press Release, dated October 7, 2026, announcing cash tender offer for Jasper Therapeutics, Inc. warrants.

(d)(2)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

107*	Filing Fee Table

Item 12(b). Exhibits.

Filing Fee Exhibit*

Item 13. Information Required by Schedule 13E-3.

Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 23, 2026

Jasper Therapeutics, Inc.

/s/ Jeet Mahal
Name:	Jeet Mahal
Title:	Chief Executive Officer

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